UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Commissions	$ 33,324,007
Advisory fees	10,333,537
Principal transactions	10,696,347
Asset-based fees	9,369,929
Interest and dividends	476,802
Other income	601,213
Total revenues	64,801,835
EXPENSES:	
Salaries and employee benefits	37,441,731
Management fees	23,333,880
Clearing expenses	4,527,748
Occupancy and equipment	3,248,741
Market and Data	1,581,483
Regulatory fees	813,282
Other expenses	3,596,513
Total expenses	74,543,378
LOSS BEFORE INCOME TAXES	(9,741,543)
INCOME TAX BENEFIT	(3,816,272)
NET LOSS	$ (5,925,271)

See accompanying notes to financial statements.